UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
February 11, 2008
Commission File No. 0-24720

BUSINESS OBJECTS S.A.
(Exact name of registrant as specified in its charter)
157-159 rue Anatole France, 92300 Levallois-Perret, France
(Address of principal executive offices, including zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On February 11, 2008, the French Autorité des marchés financiers (“AMF”) published the timetable for the mandatory sale to SAP France S.A. of all remaining shares and certain other securities of Business Objects S.A., a société anonyme organized under the laws of the Republic of France (the “Company”) not held by SAP France S.A. (the “squeeze-out”). On February 18, 2008, ordinary shares and bonds convertible or exchangeable into new or existing shares (“ORNANEs”) of the Company) will be delisted from Euronext and all remaining minority interests, with the exception of treasury shares held by the Company and 23,849 shares subscribed for by minority shareholders through a plan d’épargne entreprise (company-sponsored employee savings plan), will cease to have an equity interest in the Company. The Company has requested that its American depositary shares (“ADSs”) be delisted from NASDAQ effective February 19, 2008. Holders of the Company’s shares and ORNANEs subject to the squeeze-out will be entitled to receive consideration in the amount of €42.00 per share and €50.65 per ORNANE, respectively. Holders of ADSs will be entitled to receive consideration in the amount of the U.S. dollar equivalent of €42.00 per ADS, less any amount payable by the holder to the depositary of the ADR program. In total, SAP France S.A. will acquire through the squeeze-out 2,861,724 shares representing 2.77% of the share capital and voting rights of the Company and 25,000 ORNANEs representing 0.23% of the outstanding ORNANEs.
Submitted Herewith:

Exhibit No.	Description of Exhibit

99.1	Press Release of SAP AG dated February 11, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUSINESS OBJECTS S.A.
	By:	/s/ David Kennedy
David Kennedy
Date: February 13, 2008		Senior Vice President and General Counsel